CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

July 11, 2022

Re:	Crush Capital Inc.
Amendment No. 8 to Offering Statement on Form 1-A
Filed June 13, 2022
File No. 024-11293

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of July 8, 2022 regarding the Offering Statement of Crush Capital Inc. (the “Company” or “Crush Capital”), which we have set out below together with our responses.

Amendment No. 8 to Offering Statement on Form 1-A

Financial Statements for the Years Ended December 31, 2021 and 2020

Consolidated Statements of Cash Flows, page F-6

1.	Please tell us how your classification of film costs within cash flows from investing activities rather than cash flows from operating activities complies with ASC 926-230-45-1.

The Company has revised its consolidated financial statements, including the notes thereto, in response to the Staff’s comment.

Note 2. Summary of Significant Accounting Policies

Equity Based Compensation, page F-10

2.	It appears you have duplicated the revenue recognition policy under this heading. Please revise to disclose your accounting policy for equity based compensation.

The Company has revised Note 2. Summary of Significant Accounting Policies in response to the Staff’s comment.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:

Tatanisha Meadows, Securities and Exchange Commission

Joel Parker, Securities and Exchange Commission

Nicholas Nalbantian, Securities and Exchange Commission

Darren Marble, Crush Capital Inc.

Sara Hanks, CrowdCheck Law LLP

Zachary J. Zweihorn, Davis Polk & Wardwell LLP

Richard Ellenbogen, Potomac Law Group